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PRESS RELEASE



Nestlé S.A.: Strong Support for Board Proposals at Annual General Meeting

Lausanne, April 6, 2006 – The Nestlé S.A. Annual General Meeting took place in Lausanne today. 2292 shareholders attended in person, representing 33.66 percent of the total capital and 52.84 percent of the shares entitled to vote. All proposals of the Board of Directors were approved with strong majorities. The annual report and the accounts were approved, and the shareholders agreed to the release of the Board of Directors and the Executive Board. Shareholders further approved the proposed dividend increase to CHF 9.– per share, up 12.5 percent over last year, and the reduction in the share capital by CHF 2 784 300 through the cancellation of a corresponding number of registered shares following their buy-back in the course of 2005.

Shareholders re-elected Messrs. Jean-Pierre Meyers (Paris) and André Kudelski (Cheseaux) as members of the Board of Directors for another statutory term. Mr. Nobuyuki Idei (Tokyo) did not stand for re-election. The Board expressed its gratitude to Mr. Idei for his contribution and his advice over the years. The AGM further elected Mrs. Naina Lal Kidwai (Mumbai), Mr. Jean-René Fourtou (Paris) and Mr. Steven George Hoch (Boston) as new members of the Board.

Following a brief discussion, a very strong majority of 98 percent of the share capital represented at the meeting agreed to give the Board a mandate to prepare an updated version of the Articles of Association which will be submitted to the shareholders at the Annual General meeting of 2007 or later if legally challenged.

For the year to come, the different Committees of the Board are composed as follows:

Chairman's and Corporate Governance Committee:	Messrs. Brabeck-Letmathe, Koopmann, Hänggi, Lord George, Villiger
Finance Committee:	Messrs. Hänggi, Lord George, Villiger
Audit Committee:	Messrs. Hänggi, Meyers, Villiger, Kudelski
Remuneration and Nomination Committee:	Messrs. Böckli, Koopmann, Lord George, Borel

Contacts:	***Media:***	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*